August 30, 2024

Greg Campbell
Executive Chairman
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, California 93012

       Re: Sacks Parente Golf, Inc.
           Registration Statement on Form S-3
           Filed August 20, 2024
           File No. 333-281644
Dear Greg Campbell:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed August 20, 2024
General

1. We note that: (1) your Form 8-K filed on May 10, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on May 3, 2024; and
       (2) your Form 8-K filed on July 26, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on July 18, 2024. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction
       I.A.3(b) of Form S-3. Please provide your analysis supporting the conclusion that you are eligible to use Form S-3 to register this offering or amend your registration statement to file on an appropriate form.
 August 30, 2024
Page 2
Information Incorporated by Reference, page 22

2. Please revise this section to incorporate the Current Report on Form 8-K filed on January
       4, 2024.
Exhibits

3. We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. For guidance, see Trust Indenture
       Act Compliance and Disclosure Interpretation 201.02.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   David Ficksman